Mail Stop 4561

September 29, 2006

J. Matt Lile, III
President
Vsurance, Inc.
220 West 6th Street, Suite D
Little Rock, Arkansas 72201

Re: **Vsurance, Inc.**
      Amendment No. 7 to Registration Statement on Form SB-2
      Filed September 22, 2006
      File No. 333-132028

Dear Mr. Lile:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Notes

General

1.   Please tell us how you plan to account for the warrants that will be issued as part of the registered offering.   Specifically tell us how you considered EITF 00-19 in determining whether the warrants are embedded derivatives that you should separate and account for at fair value under SFAS 133.   Your response should include information regarding the terms of the warrant agreements and how you analyzed them under paragraphs 12 – 32 of EITF 00-19 as well as whether any of the terms would require net cash settlement. Also, explain how you evaluated the impact that your EITF 00-19 and SFAS 133 accounting

conclusions would have on the dilution information. Please include a copy of the warrant agreement as an exhibit to the registration statement.

Report Of Independent Registered Public Accounting Firm, page F-12

2.   Your revision to the accountants' report does not fully address comment four.   Please refer to paragraphs 12 – 16 of Section AU 341 of SAS 59 for guidance related to the impact of a going concern on the accountants report and have your accountants revise their report to be consistent with the referenced guidance.

Note 4 – Notes Payable, page F-18

3.   We have read your response to comment one and reviewed your revisions to the registration statement for these responses.   We note on page F-8 and F-18 within your registration statement where you have not revised your financial statement disclosures to be consistent with your response to comment one.   Please revise your entire registration statement to be consistent with your response.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Joseph I. Emas (*via facsimile*)